ENTERTAINMENT ARTS RESEARCH, INC.

19109 W. Catawba Ave., Suite 200

Cornelius, NC 28031

October 28, 2021

Mr. Ruairi Regan

Division of Corporate Finance

Office of Real Estate and Construction

Securities and Exchange Commission

Washington, DC 20549

Re:	Entertainment Arts Research, Inc.
File No. 024-11608
Offering Statement on Form 1-A/A
Filed on October 18, 2021 (the “Filing”)

Dear Mr. Regan:

This letter sets forth the request of Entertainment Arts Research, Inc. (the “Company”) for qualification of its Regulation A Offering.

Kindly be advised that the Company requests that its Regulation A offering be qualified by the Securities and Exchange Commission (the “Commission”) on Friday, October 29, 2021, at 12 pm eastern time, or as soon as practical thereafter.

In support of the foregoing qualification request, the The Company’s Offering in its Form 1-A/A has been qualified by coordination in the state of Georgia for Regulation A+ Tier 1 Offerings under OCGA §10-5-23. Under this exemption, the offering is qualified in Georgia pending qualification by the SEC and the Company’s undertaking to submit to the Georgia Secretary of State Securities Division any later filed amendments of the Form 1-A/A. A copy of the submission confirmation is attached or submitted herewith.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact our attorney Milan Saha, Esq. at (646) 397-9056 or milansaha.esq@gmail.com

Sincerely,

/s/ Bernard Rubin

Bernard Rubin, CEO